SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, California 95050

June 17, 2020
Via Email and Edgar
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attn: Kevin Kuhar, Accounting Branch Chief

Re: SI-BONE, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 11, 2020
Form 10-Q for the Fiscal Quarter Ended March 31, 2020
Filed May 5, 2020
File No. 001-38701

Ladies and Gentlemen:

SI-BONE, Inc. (the “Company”,) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 15, 2020 regarding our Form 10-K for the Fiscal Year Ended December 31, 2019 previously filed on March 11, 2020 and Form 10-Q for the fiscal quarter ended March 31, 2020 previously filed on May 5, 2020. For the convenience of the Staff, we have set forth the Staff’s comment in italics below.

Form 10-Q for the Fiscal Quarter Ended March 31, 2020
Exhibits

We note the certifications provided in Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

In response to the Staff’s comments, we have revised the certifications to include the introductory language in paragraph 4 referring to internal control over financial reporting and filed the corrected certifications as Exhibits 31.1 and 31.2 to Amendment No.1 to the Form 10-Q (omitting numbered paragraph 3 from each of the exhibits as indicated in the Staff’s comment).

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our internal legal counsel, Michael Pisetsky at mpisetsky@si-bone.com or by telephone at (669) 206-2501.

Very truly yours:

SI-BONE, Inc.
/s/ Laura A. Francis
Laura A. Francis
Chief Operating Officer and Chief Financial Officer

cc:	Jeffrey W. Dunn, SI-BONE, Inc.

Michael A. Pisetsky, SI-BONE, Inc.

Matthew B. Hemington, Cooley LLP